Exhibit 99.1

News Release

SMIC Adopts Mentor Graphics’ Eldo Simulator for Analog Circuits for its 0.13-micron and Below Process Nodes

WILSONVILLE, Oregon, U.S., and SHANGHAI, China, January 6, 2006 – Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 0981.HK), one of the leading semiconductor foundries in the world and China, and Mentor Graphics Corporation (Nasdaq: MENT), one of the industry leaders in electronic hardware and software design solutions, jointly announced today that SMIC has adopted Mentor Eldo® simulation tool as an internal SPICE simulator tool for analog circuits. SMIC fully supports Mentor’s Eldo based on its proven performance and convergence capabilities. In addition to 0.18-micron, SMIC will now provide Eldo device models on SMIC’s 0.13-micron and smaller process technologies aimed at satisfying the design needs of Mentor and SMIC’s mutual customers.

“SMIC conducted comprehensive evaluations of Mentor Eldo’s capabilities, and the extensive results demonstrated that it is an ideal simulation tool for our technologies,” said Paul OuYang, vice president of Design Services at SMIC. “Eldo now forms part of our sign-off tools for designs targeting at 0.13-micron and below processes.”

“We are extremely pleased to be working closely with SMIC, and providing them with a complete simulation solution through Eldo,” said Jue-Hisen Chern, vice president and general manager, Deep Submicron Division, Mentor Graphics. “With their proven analog design simulation capability, SMIC will continue to be at the forefront of chip designs, while Mentor’s Eldo strives to be the simulator of choice for IC silicon vendors and fabless design centers.”

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About Mentor Graphics

Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world’s

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SMIC Adopts Mentor Graphics Eldo Simulator

most successful electronics and semiconductor companies. Established in 1981, the company reported revenues over the last 12 months of over $700 million and employs approximately 3,850 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide Web site: http://www.mentor.com/.

Mentor Graphics and Eldo are registered trademarks of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

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Media Contacts:

Carole Thurman	Sonia Harrison	Reiko Chang
Mentor Graphics	Mentor Graphics	SMIC
503.685.4716 carole_thurman@mentor.com	503.685.1165 sonia_harrison@mentor.com	+86 21 5080 2000 ext 10544 PR@smics.com

For Release on Friday, January 6, 2006